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                          December 2, 2022

       Rohan Seth
       Chief Financial Officer
       CUTERA INC
       3240 Bayshore Blvd.
       Brisbane , California 94005

                                                        Re: CUTERA INC
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed March 1, 2022
                                                            Form 8-K Filed
February 22, 2022
                                                            Response Letter
Dated November 29, 2022
                                                            File No. 000-50644

       Dear Rohan Seth:

               We have reviewed your November 29, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

            After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       November 4, 2022 letter.

       Form 8-K Filed February 22, 2022

       Exhibit 99.1

   1. We note your response to comment 4. While we understand that for US GAAP purposes and for actual tax
purposes, you may not have paid any US income taxes, the amount of income taxes to be
recognized when presenting an after tax non-GAAP performance measure would be based
on the facts and circumstances using non-GAAP performance
                                                        information and
calculations. As such, it remains unclear how your non-GAAP net income for the quarter
and fiscal year ended December 31, 2021 complies with Question
                                                        102.11 of the Non-GAAP
Compliance and Disclosure Interpretations. Please provide us with a more
comprehensive explanation of your consideration of the facts and
 Rohan Seth
CUTERA INC
December 2, 2022
Page 2
         circumstances for your US operation   s need to continue to recognize
a full valuation
         allowance for the periods presented in your December 31, 2021 earnings press release or revise your presentation to include the appropriate tax adjustment for the fiscal year 2021 periods presented. Further, footnote disclosure should be provided for each period presented to clearly explain how the amount of the income tax expense adjustment recognized was calculated and/or the specific facts and circumstances on a non-GAAP basis that led you to conclude no adjustment to income taxes was required.
       You may contact Tracey Houser at 202-551-3736 or Jeanne Baker at 202-551-3691, if
you have questions regarding comments on the financial statements and related matters.



                                                               Sincerely,
FirstName LastNameRohan Seth
                                                               Division of
Corporation Finance
Comapany NameCUTERA INC
                                                               Office of
Industrial Applications and
December 2, 2022 Page 2                                        Services
FirstName LastName